Cedar Fair, L.P. Press Release

One Cedar Point Drive

Sandusky, Ohio 44870-5259

For Immediate Release Contact: Brian C. Witherow November 11, 2002 (419) 627-2173

Cedar Fair, L.P. Announces 2002 Third Quarter Results

SANDUSKY, OHIO, November 11, 2002-- Cedar Fair, L.P. (NYSE: FUN), a publicly traded partnership which owns and operates six amusement parks and five water parks, today announced results for the third quarter and first nine months of 2002.

Net revenues for the first nine months of the year were up 4% to $445.0 million from $429.2 million in 2001, on a 3% increase in combined attendance, a 9% increase in out-of-park revenues, including resort hotels, and flat combined in-park guest per capita spending. Over this same period, earnings before interest, taxes, depreciation and amortization, and non-cash items (adjusted EBITDA) increased 7% to $167.9 million from $156.8 million a year ago. The Partnership's management believes that adjusted EBITDA is a very meaningful measure of the company's operating results and its ability to generate free cash flow for distributions to unitholders.

For the nine-month period, the Partnership's operating costs and expenses, before depreciation and non-cash charges, increased 2% to $277.2 million from $272.5 million. After depreciation and a $3.0 million ($0.06 per unit) non-cash charge for unit option expense, operating income for the period increased 7% to $125.2 million from $116.7 million, and net income increased to $91.3 million, or $1.78 per limited partner unit, from $83.4 million, or $1.63 per unit, a year ago.

"We are very pleased with our results through the first nine months of the year," said Dick Kinzel, president and chief executive officer. "A strong capital program, disciplined expense controls, and favorable weather have generated solid operating results at each of our parks, including a particularly strong year at our flagship park, Cedar Point, and another record year at Dorney Park."

Kinzel noted that operating results for the third quarter were significantly impacted by seven fewer days of operations compared to the same period last year. As a result, reported revenues in the quarter decreased 4% to $273.5 million from $285.6 million in 2001, and adjusted EBITDA decreased 2% to $139.0 million from $141.6 million, offsetting substantial increases reported in the second quarter of 2002 because of the timing difference. For the comparable 14-week period, revenues and adjusted EBITDA in the third quarter actually increased 4% and 7%, respectively, on a 3% increase in combined attendance, an 11% increase in out-of-park revenues, and flat combined in-park guest per capita spending.

"In October, our increasingly popular Halloween events, combined with good weather, produced strong attendance for the month," said Kinzel. "As a result, we believe that full-year 2002 revenues will be in the $490-500 million range, in line with our original guidance, and adjusted EBITDA will be up between 5-10% in the $160-170 million range."

Kinzel concluded by explaining that virtually all of Cedar Fair's revenues from its seasonal parks are realized during a 130-day operating season beginning in early May, with the major portion concentrated in the peak vacation months of July and August. Knott's Berry Farm is open year-round but also operates at its highest level of attendance during the third quarter of the year.

Cedar Fair's six amusement parks are Cedar Point, located on Lake Erie between Cleveland and Toledo; Knott's Berry Farm near Los Angeles in Buena Park, California; Dorney Park & Wildwater Kingdom near Allentown, Pennsylvania; Valleyfair near Minneapolis/St. Paul; Worlds of Fun, located in Kansas City, Missouri; and Michigan's Adventure near Muskegon, Michigan. The Partnership's water parks are located near San Diego and in Palm Springs, California, and adjacent to Cedar Point, Knott's Berry Farm and Worlds of Fun. Cedar Fair also operates Camp Snoopy at the Mall of America in Bloomington, Minnesota under a management contract.

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